UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FEDERAL STREET ACQUISITION CORP.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

CUSIP No. 31421V206

(CUSIP Number)

Shari H. Wolkon

Thomas H. Lee Partners, L.P.

100 Federal Street, 35th Floor

Boston, Massachusetts 02110

(617) 227-1050

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31421V206		13D

1	Names of Reporting Persons FS Sponsor LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 31421V206		13D

1	Names of Reporting Persons THL Agiliti LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 31421V206		13D

1	Names of Reporting Persons THL Holdco, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 31421V206		13D

1	Names of Reporting Persons Thomas H. Lee Advisors, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 31421V206		13D

1	Names of Reporting Persons Thomas H. Lee Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN

CUSIP No. 31421V206		13D

1	Names of Reporting Persons THL Equity Advisors VIII, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 31421V206		13D

1	Names of Reporting Persons Thomas H. Lee Equity Fund VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN

CUSIP No. 31421V206		13D

1	Names of Reporting Persons Thomas H. Lee Parallel Fund VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN

CUSIP No. 31421V206		13D

1	Names of Reporting Persons THL Executive Fund VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN

CUSIP No. 31421V206		13D

1	Names of Reporting Persons THL Fund VIII Coinvestment Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN

CUSIP No. 31421V206		13D

1	Names of Reporting Persons THL Equity Fund VIII Investors (Agiliti), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN

CUSIP No. 31421V206		13D

1	Names of Reporting Persons THL Managers VIII, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 31421V206	13D

Item 1.                                                         Security and Issuer

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A Common Stock, par value $0.0001 per share (the “FSAC Class A Common Stock”), of Federal Street Acquisition Corp. (the “Issuer”). The address of the principal executive office of the Issuer is 100 Federal Street, 35th Floor, Boston, Massachusetts 02110.

Item 2.                                                         Identity and Background

(a) This statement is being filed by the following entities:

1.              THL Agiliti LLC, a Delaware limited liability company (“THL Agiliti”)

2.              FS Sponsor LLC, a Delaware limited liability company (“FS Sponsor”)

3.              THL Holdco, LLC, a Delaware limited liability company (“THL Holdco”)

4.              Thomas H. Lee Advisors, LLC, a Delaware limited liability company (“THL Advisors”)

5.              Thomas H. Lee Partners, L.P., a Delaware limited partnership (“THL Partners”)

6.              THL Equity Advisors VIII, LLC, a Delaware limited liability company (“THL Equity Advisors VIII”)

7.              Thomas H. Lee Equity Fund VIII, L.P., a Delaware limited partnership (“THL Equity VIII”)

8.              Thomas H. Lee Parallel Fund VIII, L.P., a Delaware limited partnership (“Parallel Fund VIII”)

9.              THL Executive Fund VIII, L.P., a Delaware limited partnership (“Executive Fund VIII”)

10.       THL Fund VIII Coinvestment Partners, L.P., a Delaware limited partnership (“THL Coinvestment”)

11.       THL Equity Fund VIII Investors (Agiliti), L.P., a Delaware limited partnership (“THL Coinvest LP”)

12.       THL Managers VIII, LLC, a Delaware limited liability company (“THL Managers VIII”)

The entities listed in subparagraphs (1) through (12) above are collectively referred to as the “Reporting Persons” and each individually as a “Reporting Person.”

Voting and investment determinations with respect to the securities held by THL Agiliti, except for the Warrants (as defined below), are made by unanimous consent of its members. Voting and investment determinations with respect to the Warrants held by THL Agiliti are made in the sole discretion of FS Sponsor. The members of THL Agiliti are THL Equity VIII, Parallel Fund VIII, Executive Fund VIII, THL Coinvestment, THL Coinvest LP and FS Sponsor. Voting and investment determinations with respect to the securities beneficially owned by FS Sponsor, including the Warrants, are made by a management committee. THL Holdco is the managing member of THL Advisors, which is the general partner of THL Partners, which in turn is the general partner of THL Coinvestment and sole member of THL Equity Advisors VIII and THL Managers VIII. THL Equity Advisors VIII is the general partner of THL Equity VIII, Parallel Fund VIII, Executive Fund VIII and THL Coinvest LP. Voting and

investment determinations with respect to the securities beneficially owned by THL Holdco are made by a management committee.

(b) The principal office address of each Reporting Person is c/o Thomas H. Lee Partners, L.P., 100 Federal St., 35th Floor, Boston, MA 02110.

(c) The principal business of THL Partners is to operate as an investment advisory firm and to make private equity investments. Each of THL Agiliti, FS Sponsor, THL Equity VIII, Parallel Fund VIII, Executive Fund VIII, THL Coinvestment and THL Coinvest LP is principally engaged in the investment of securities. THL Managers VIII is principally engaged in the business of providing investment advisory services to funds affiliated with THL Partners. THL Holdco is principally engaged in the business of serving as managing member to THL Advisors and THL Advisors is principally in the business of serving as general partner of THL Partners. Equity Advisors is principally engaged in the business of serving as a general partner to THL Equity VIII, Parallel Fund VIII, Executive Fund VIII and THL Coinvest LP.

(d) (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or State securities laws or finding any violations with respect to such laws.

Item 3.                                                         Source and Amount of Funds or Other Consideration

The information set forth under Items 4 and 6 of this Schedule 13D is incorporated herein by reference.

On December 19, 2018, the Issuer entered into an Amended and Restated Agreement and Plan of Merger (the “A&R Merger Agreement”) with Agiliti, Inc., Agiliti Holdco, Inc. (previously known as UHS Holdco, Inc.) and the other parties thereto relating to a business combination between the Issuer and Agiliti Holdco, Inc. (the “Business Combination”). The A&R Merger Agreement amended and restated the Agreement and Plan of Merger dated as of August 13, 2018. At the closing of the Business Combination on January 4, 2019, the Issuer became a wholly-owned subsidiary of Agiliti, Inc. and the holders of FSAC Class A Common Stock received shares of common stock, par value $0.0001 per share, of Agiliti, Inc. (the “Agiliti Common Stock”), on a one-for-one basis. Immediately prior to the closing of the Business Combination, FS Sponsor held of record 11,400,000 shares of Class F Common Stock, par value $0.0001 per share (the “FSAC Class F Common Stock”), and 14,950,000 warrants to purchase FSAC Class A Common Stock (the “Warrants”) that were contributed to THL Agiliti in exchange for membership interests (the “Contribution”). The shares of FSAC Class F Common Stock automatically converted into shares of FSAC Class A Common Stock, on a one-for-one basis, pursuant to their terms at the time of the Business Combination and were subsequently exchanged for Agiliti Common Stock, on a one-for-one basis. At the closing of the Business Combination, each Warrant issued and outstanding became exercisable for shares of Agiliti Common Stock, and the rights and obligations of FSAC thereunder were assigned to, and assumed by, Agiliti, Inc.

In addition, on December 19, 2018, the Issuer entered into an Amended and Restated Subscription Agreement (the “A&R Subscription Agreement”) with THL Agiliti and FSAC pursuant to which THL Agiliti agreed to purchase, in a private placement (the “Private Placement”), a number of shares of FSAC Class A Common Stock at a price of $8.50 per share necessary to cause the minimum cash condition under the A&R Merger Agreement to be satisfied, subject to a cap of $750 million. The Private Placement closed substantially concurrently with the consummation of the Business Combination and, upon such consummation, the 86,795,398 shares of FSAC Class A Common Stock issued to THL

Agiliti were exchanged for shares of Agiliti Common Stock, on a one-for-one basis. THL Agiliti obtained the funds to purchase the FSAC Class A Common Stock through capital contributions from the following members: THL Equity VIII, Parallel Fund VIII, Executive Fund VIII, THL Coinvestment and THL Coinvest LP. These members in turn received the funds from capital contributions from their limited partners.

Item 4.                                                         Purpose of Transaction

The information set forth under Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

Following the Business Combination, the FSAC Class A Common Stock and the FSAC Class F Common Stock ceased to be outstanding, and therefore, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions specified in this Item.

Item 5.                                                         Interest in Securities of the Issuer

(a) (b) As of the date hereof, the Reporting Persons do not beneficially own any shares of FSAC Class A Common Stock or FSAC Class F Common Stock. Following the Business Combination no shares of FSAC Class A Common Stock or FSAC Class F Common Stock are outstanding.

(c) Other than the Business Combination, the Private Placement and the Contribution, there have not been any transactions that were effected during the past sixty days by the Reporting Persons.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the FSAC Class A Common Stock on January 4, 2019.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Subscription Agreement with THL Agiliti

The information set forth under Item 3 of this Schedule 13D with respect to the A&R Subscription Agreement is incorporated herein by reference. The discussion herein is qualified in its entirety by reference to the A&R Subscription Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Voting Agreement

On August 13, 2018, concurrently with the entry into the original agreement and plan of merger, FS Sponsor entered into a voting agreement with Agiliti Holdco, Inc. (then known as UHS Holdco. Inc.), pursuant to which FS Sponsor agreed to vote all shares of FSAC Class F Common Stock beneficially owned by FS Sponsor in favor of the Business Combination and other related proposals.

The discussion herein is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.                                                         Material to be Filed as Exhibits

99.1                        Amended and Restated Subscription Agreement, dated as of December 19, 2018, by and among Federal Street Acquisition Corp., Agiliti, Inc. and THL Agiliti LLC  (incorporated by reference to

Exhibit 10.1 to the Current Report on Form 8-K filed by Federal Street Acquisition Corp. on December 20, 2018).

99.2                        Voting Agreement, dated as of August 13, 2018, by and between Agiliti Holdco, Inc. (then known as UHS Holdco, Inc.) and FS Sponsor LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by Federal Street Acquisition Corp. on August 14, 2018).

99.3*                 Joint Filing Agreement, dated January 4, 2019, as required by Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2019	THL AGILITI LLC

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

Date: January 4, 2019	FS SPONSOR LLC

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Attorney-in-Fact

Date: January 4, 2019	THL HOLDCO, LLC

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

Date: January 4, 2019	THOMAS H. LEE ADVISORS, LLC
By: THL Holdco, LLC, its Managing Member

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

Date: January 4, 2019	THOMAS H. LEE PARTNERS, L.P.
By: Thomas H. Lee Advisors, LLC, its General Partner
By: THL Holdco, LLC, its Managing Member

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

Date: January 4, 2019	THL EQUITY ADVISORS VIII, LLC
By: Thomas H. Lee Partners, L.P., its Sole Member
By: Thomas H. Lee Advisors, LLC, its General Partner
By: THL Holdco, LLC, its Managing Member

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

Date: January 4, 2019	THOMAS H. LEE EQUITY FUND VIII, L.P.
By: THL Equity Advisors VIII, LLC, its General Partner
By: Thomas H. Lee Partners, L.P., its Sole Member
By: Thomas H. Lee Advisors, LLC, its General Partner

By: THL Holdco, LLC, its Managing Member

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

Date: January 4, 2019	THOMAS H. LEE PARALLEL FUND VIII, L.P.
By: THL Equity Advisors VIII, LLC, its General Partner
By: Thomas H. Lee Partners, L.P., its Sole Member
By: Thomas H. Lee Advisors, LLC, its General Partner
By: THL Holdco, LLC, its Managing Member

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

Date: January 4, 2019	THL EXECUTIVE FUND VIII, L.P.
By: THL Equity Advisors VIII, LLC, its General Partner
By: Thomas H. Lee Partners, L.P., its Sole Member
By: Thomas H. Lee Advisors, LLC, its General Partner
By: THL Holdco, LLC, its Managing Member

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

Date: January 4, 2019	THL FUND VIII COINVESTMENT PARTNERS, L.P.
By: Thomas H. Lee Partners, L.P., its General Partner
By: Thomas H. Lee Advisors, LLC, its General Partner
By: THL Holdco, LLC, its Managing Member

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

Date: January 4, 2019	THL EQUITY FUND VIII INVESTORS (AGILITI), L.P.
By: THL Equity Advisors VIII, LLC, its General Partner
By: Thomas H. Lee Partners, L.P., its Sole Member
By: Thomas H. Lee Advisors, LLC, its General Partner
By: THL Holdco, LLC, its Managing Member

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

Date: January 4, 2019	THL MANAGERS VIII, LLC
By: Thomas H. Lee Partners, L.P., its General Partner
By: Thomas H. Lee Advisors, LLC, its General Partner
By: THL Holdco, LLC, its Managing Member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director